SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                    FORM 11-K

                                 ANNUAL REPORT
                           PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


                   For the fiscal year ended December 31, 2000

                                       OR

[   ]             TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


           For the transition period from ____________ to ____________


                        Commission File Number 000-14879


            A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                         CYTOGEN RETIREMENT SAVINGS PLAN


            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               CYTOGEN CORPORATION
                          600 COLLEGE ROAD EAST CN-5308
                            PRINCETON, NJ 08540-5308
                                  (609)750-8200

                         CYTOGEN RETIREMENT SAVINGS PLAN
                   INDEX TO FINANCIAL STATEMENT AND SCHEDULES

                                DECEMBER 31, 2000




                                                                        Page No.
                                                                        --------
       Required Information....................................................2

       Report of Independent Public Accountants................................3

       Financial Statements:
          Statements of net assets available for Plan benefits
             As of December 31, 2000 and 1999..................................4
          Statement of changes in net assets available for Plan benefits
             For the year ended December 31, 2000..............................5

       Notes to financial statements
          As of December 31, 2000..............................................6

       Supplemental Schedules:
          Schedule H, Part IV, Item i - Schedule of assets
            held for investment purposes
             As of December 31, 2000..........................................11

       Schedule H, Part IV, Item j - Schedule of non-exempt transactions
             As of December 31, 2000..........................................12

       Schedule 27(b)-Schedule of loans or fixed income obligations
             As of December 31, 2000..........................................13

       Signature..............................................................14

       Exhibit 23 - Consent of Independent Accountants........................15

                              REQUIRED INFORMATION




1. Financial Statements and Schedules of the Cytogen Retirement Savings Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.


Exhibit 23.  Consent of Arthur Andersen, Independent Accountants

Report of independent public accountants



To the Plan Administrator of
Cytogen Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Cytogen Retirement Savings Plan ("the Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits, and supplemental schedules, for the year ended December 31, 2000. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits, and supplemental schedules, for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.





                                                        /s/ Arthur Andersen, LLP
                                                       -------------------------


Philadelphia, Pennsylvania
     July 23, 2001

Cytogen Retirement Savings Plan


Statements of net assets available for Plan benefits
As of December 31, 2000 and 1999



                                                       2000            1999
                                                  ------------     ------------
Assets:
  Investments                                     $ 7,486,678      $ 8,894,047
  Participant's contribution receivable                14,553           79,834
  Employer contribution receivable                     55,909            3,730
  Loans receivable                                          -              231
                                                  -----------      -----------
Net assets available for plan benefits            $ 7,557,140      $ 8,977,842
                                                  ===========      ===========






 The accompanying notes are an integral part of these financial statements.

Cytogen Retirement Savings Plan


Statement of changes in net assets available for Plan benefits
For the year ended December 31, 2000




Net assets available for Plan benefits, beginning of year          $  8,977,842
Additions:
   Investment income-
     Interest and dividends                                             631,294
     Interest income from loans                                           2,117
                                                                   -------------
                                                                        633,411
                                                                   -------------
   Contributions-

     Participant                                                        310,314
     Employer                                                           112,496
     Rollovers                                                           21,568
                                                                   -------------
                                                                        444,378
                                                                   -------------
Total additions                                                       1,077,789
                                                                   -------------
Deductions:
   Net depreciation in fair value of investments                     (1,033,631)
   Benefits paid to participants                                     (1,464,860)
                                                                   -------------
Total deductions                                                     (2,498,491)
                                                                   -------------
Net decrease                                                         (1,420,702)
                                                                   -------------
Net assets available for Plan benefits, end of year                $  7,557,140
                                                                   =============


The accompanying notes are an integral part of this financial statement.

          Cytogen Retirement Savings Plan

          Notes to financial statements
          As of December 31, 2000




          1. Description of the plan:

          Organization

          The Cytogen Retirement Savings Plan (the Plan) is a defined contribution plan for the employees of Cytogen Corporation (the Employer or Company) that was established on December 15, 1986. The Plan is governed by the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and is intended to comply with Sections 401(a) and 401(k) of the Internal Revenue Code (IRC).

          The   following   description   of  the  Plan  provides  only  general
          information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

          Effective September 1, 1999,  Massachusetts Financial Services Company
          replaced   Prudential   Mutual  Fund  Service,   Inc.  as  the  Plan's
          Recordkeeper and Investment Manager.

          Eligibility

          Each employee shall become eligible to participate within the Plan as of the date when the employee attains the age of 21 years and has completed one month of service.

          Administration

          The Employer designates a person or persons to serve as administrator under the Plan, who shall perform all such duties as are necessary to operate, administer, and manage the Plan. The expenses necessary to administer the Plan shall be borne by the Employer, including necessary professional assistance.

          Contributions

          Each active participant may enter into a written salary deferral agreement with the Employer in which the employee may elect to defer an amount from 1 percent to 15 percent of his or her compensation and the Employer shall make a matching contribution in an amount equal to 50 percent of the employee contribution, not to exceed limitations set forth by the Plan. The Employer may also make an annual Employer discretionary contribution under the Plan in an amount that the Employer's Board of Directors shall determine by resolution. The allocation of this discretionary contribution shall be made in the proportion that the compensation paid to each participant during the Plan year bears to the compensation paid to all such participants, subject to limitation set forth by the Plan.

          The Plan also permits the rollover of cash transferred from other employee benefit plans which are qualified under the IRC. Rollovers of cash are included as part of asset additions in the statement of changes in net assets available for benefits. For the year ended December 31, 2000, rollovers of cash amounted to $21,568.

          Vesting and forfeitures

          A participant's interest in the Employer matching contribution is 100 percent vested upon the contribution. A participant's interest in the Employer's discretionary contributions vests over four years of service, at which time it becomes 100 percent vested. Vesting credit shall be given for each year of service, except plan years during which a participant did not complete at least 1,000 hours of service. If a participant terminates employment and is not 100 percent vested, the nonvested portion of the participant's account shall be placed in a separate account and will become a forfeiture upon the date such terminated participant incurs a one-year break in service. These forfeitures shall be used by the Employer to reduce the Employer's contribution.

          Distributions/Benefits

          A participant who attains the normal retirement age shall have a vesting percentage of 100 percent. If a participant retires from the active service of the Employer on the normal retirement date, then he or she shall receive a distribution of the entire value of their participant account. A participant who retires from the service of the Employer on account of disability shall have a vesting percentage of 100 percent and shall receive a distribution of the entire value of their participant account.

          Participant loans

          All participants in the Plan may obtain a loan secured by the participant's account balance. The amount of all outstanding loans to a participant may not exceed 50 percent of the participant's vested account balance. The loans are made at a rate equivalent to rates charged by a professional lender in a similar circumstance. Loans are repaid in no more than five years, except if the loan is for the purchase of the participant's primary residence, in which case the repayment period may exceed five years.

          Investment options

          Prudential Mutual Fund Services, Inc. was the Plan's investment manager from January 1, 1999 through August 31, 1999. The Plan's investment options under the management of Prudential Mutual Fund Services, Inc. were as following:

                Fund                                    Objective
-----------------------------------     ----------------------------------------
Money Market Funds                      Invests in a broad range of money market
                                        instruments.  Includes Government
                                        Securities Trust, Special and Privileged
                                        Funds.

  Prudential Equity Fund A              Invests in stocks, bonds and money
  Prudential Equity Fund B              market investments.
  Fidelity Equity Income Fund T
  Prudential Balanced Fund A
  Prudential Balanced Fund B
  Fidelity Growth Opportunity Fund T

  Prudential Government Income Fund A   Invests in a broad range of fixed income
  Prudential Government Income Fund B   securities.

  Putnam Voyager Fund A                 Invests in stocks and money market
  Putnam International Growth Fund A    instruments.
  AIM Constellation Fund A

  Prudential Jennison Growth Fund       Invests in growth stocks.

          Effective as of September 1, 1999, Massachusetts Financial Services Company (the Trustee) was the Plan's investment manager. The Plan's investment options under the management of Massachusetts Financial Services Company include the following:


                Fund                                    Objective
-------------------------------------     --------------------------------------
MFS Emerging Growth Fund                  Invests in emerging growth companies,
                                          foreign and emerging market
                                          securities, and derivative securities.

MFS Money Market Fund                     Invests in a broad range of money
                                          market instruments.

Massachusetts Investor Trust              Invests in stocks, foreign and
                                          emerging market securities, and
                                          derivative securities.

Massachusetts Investor Growth Stock Fund  Invests in long-term growth companies, foreign and emerging market
                                          securities, and derivative securities.

MFS Research Fund                         Invests in a broad range of stocks.

MFS Total Return Fund                     Invests in fixed-income securities,
                                          stocks, and derivative securities.

MFS High Income Fund                      Invests in high yield corporate bonds,
                                          high yield securities, and foreign and
                                          emerging market securities.

MFS Capital Opportunities Fund            Invests in moderate growth companies,
                                          foreign and emerging market
                                          securities, and derivative securities.

MFS Government Securities Fund            Invests in fixed-income government
                                          securities and derivatives securities.

MFS Global Equity Fund                    Invests in common stocks and
                                          equivalents, foreign and emerging
                                          market securities, and derivative
                                          securities.

MFS Fixed Fund                            Invests in stable-value investment
                                          contracts.

          Termination

          As of a participant's termination of employment, they shall be entitled to receive a distribution of their entire vested interest. Such distribution shall be further subject to terms and conditions set forth by the Plan.

          2. Summary of significant accounting policies:

          Basis of accounting

          The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The accompanying financial statements have been prepared on the accrual basis of accounting, except for distributions that are accounted for on a cash basis in accordance with the AICPA Audit and Accounting Guide entitled "Audits of Employee Benefit Plans." Investments are stated at market value.

          Use of estimates

          The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the financial statements and the related disclosures during the reporting period. Actual results could differ from those estimates.

          New accounting pronouncements

          The  Accounting  Standards  Executive  Committee  issued  Statement of
          Position 99-3 Accounting for the Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP) which eliminates the requirements for a defined contribution plan to disclose participant-directed investment programs. The SOP was early adopted for the 1999 financial statements.

          Valuation of investments

          Investments represent units in a series of funds managed by the investment manager. The Plan's investment funds are stated at market value, as determined based on market quotes of the underlying assets.

          Plan expenses

          All administrative costs associated with the operation of the Plan are paid by the Employer in accordance with the terms of the Plan.

          3. Investments:

          The following table presents the current values of individual assets that represent 5 percent or more of the Plan's net assets available for benefits as of December 31, 2000 and 1999 as follows:

Description/Issuer of Investment                     2000              1999
-------------------------------------------      -----------       -----------
MFS Emerging Growth Fund                         $   808,246       $ 1,112,779
Massachusetts Investor Trust                         620,564           487,963
Massachusetts Investor Growth Stock Fund           2,260,178         2,864,003
MFS Research Fund                                    689,687           927,205
MFS Capital Opportunities Fund                       897,482         1,091,311
MFS Government Securities Fund                       965,414         1,142,123
MFS Global Equity Fund                               398,032           554,073
MFS Fixed Fund                                       604,113           519,753


          4. Tax status:

          The trust established under the Plan is qualified under the IRC as exempt from federal income taxes. The Plan has received a favorable determination letter from the IRS but has not been updated for the most recent plan amendment. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

          5. Plan termination:

          Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at anytime and to terminate the Plan, subject to the provisions of ERISA. In the event of termination, distributions shall be subject to the terms and conditions set forth by the Plan.

          6. Distributions/benefits paid to participants:

          Distributions/benefits paid to participants are generally made on a monthly basis for those requests processed in the previous month. There were no distributions/benefits payable to the participants as of December 31, 2000.

          Cytogen Retirement Savings Plan


          Schedule H, Part IV, Item i - Schedule of assets held for investment purposes
          As of December 31, 2000



                                                                        Market
               Description of investment                                 value
---------------------------------------------------------            -----------

MFS Emerging Growth Fund                                             $   808,246
MFS Money Market Fund                                                     40,431
Massachusetts Investor Trust                                             620,564
Massachusetts Investor Growth Stock Fund                               2,260,178
MFS Research Fund                                                        689,687
MFS Total Return Fund                                                    164,373
MFS High Income Fund                                                      37,746
MFS Capital Opportunities Fund                                           897,482
MFS Government Securities Fund                                           965,414
MFS Global Equity Fund                                                   398,032
MFS Fixed Fund                                                           604,113
*Participant Loans
   (interest rates ranging from 6 percent to 9.5 percent)                    412
                                                                     -----------
Total                                                                $ 7,486,678
                                                                     ===========
  * Represents a party-in-interest.

          Cytogen Retirement Savings Plan


          Schedule H, Part IV, Item j - Schedule of non-exempt transactions As of December 31, 2000




                                                                       Amount
Identity of party involved         Description of transaction         of loan
--------------------------      --------------------------------      -------
Cytogen Corporation             Deemed interest-free loan to the      $15,431
                                Company dated February 25, 2000,
                                maturity April 14, 2000

Cytogen Corporation             Deferred interest-free loan to the    $14,782
                                Company dated April 22, 2000,
                                maturity April 27, 2000

                                     Cytogen Retirement Savings Plan

                        ITEM 27(b)-SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                                         AS OF DECEMBER 31, 2000



                          Original     Amount Received During      Unpaid
Identity and Address       Amount       the Reporting Year        Balance at      Description         Amount Overdue
                                       ----------------------                                      --------------------
     of Obligor           of Loan      Principal     Interest    End of year        of Loan        Principal   Interest
--------------------     ---------     ---------     --------    -----------      -----------      ---------   --------

James Aiken                $3,000         $0            $0          $2,595       8.5% interest,      $2,243      $  352
1050 George St. Apt 19H                                                        Beginning February
New Brunswick, NJ 08901                                                         23, 1998; 130 bi-
                                                                                 weekly payments
                                                                                maturing March 12,
                                                                                       2003

Thomas Balla               $8,880         $0            $0          $9,605       9.25% interest,     $7,054      $2,551
14 Petunia Drive                                                               Beginning April 28,
North Brunswick, NJ 08902                                                      1996; 260 bi-weekly
                                                                                payments maturing
                                                                                  April 15, 2006


                                    SIGNATURE



THE PLAN

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       CYTOGEN RETIREMENT SAVINGS PLAN


                                     By: Cytogen Corporation, Plan Administrator


Date:     July 26, 2001              By:    /s/ Catherine M. Verna
       ------------------------          ---------------------------------------
                                         Catherine M. Verna
                                         Vice President and General Counsel








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